UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-16489

FMC TECHNOLOGIES, INC. SAVINGS AND

INVESTMENT PLAN

(Full title of the Plan)

FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefit

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones

Houston, Texas
June 10, 2011

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(In thousands)

	2010	2009
Assets:
Investments, at fair value	$499,306	$394,337
Notes receivable from participants	12,548	10,212
Receivable – Employee contributions	13	177
Receivable – Employer contributions	12	127

Total assets	511,879	404,853

Liabilities:
Accrued administrative expenses	35	39

Total liabilities	35	39

Net assets available for benefits at fair value	511,844	404,814
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(707)	696

Net assets available for benefits	$511,137	$405,510

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

(In thousands)

	2010	2009
Additions to Net Assets Available for Benefits:
Investment income:
Net appreciation in fair value of investments	$99,317	$135,494
Interest and dividend income	5,754	3,596

Net investment income	105,071	139,090

Contributions:
Employee contributions	20,469	17,638
Employer contributions	17,999	9,838

Total contributions	38,468	27,476

Interest income on notes receivable from participants	488	424

Total additions	144,027	166,990

Deductions from Net Assets Available for Benefits:
Benefit distributions to participants	39,345	23,139
Administrative expenses	268	236

Total deductions	39,613	23,375

Net increase prior to transfer	104,414	143,615
Transfers to the Plan	1,213	—

Net increase in net assets available for benefits	105,627	143,615

Net assets available for benefits, beginning of year	405,510	261,895

Net assets available for benefits, end of year	$511,137	$405,510

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. (the Company) Savings and Investment Plan (the Plan) provides general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, and is available to all employees of the Company who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Technologies, Inc. Employee Benefit Committee, acting on behalf of the Plan administrator, the Company.

On October 2, 2009, the Board of Directors of the Company approved an amendment to the Plan which requires the Company to make a nonelective contribution based on a participant’s Compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code). Effective January 1, 2010, the Company makes nonelective contributions to all eligible nonunion employees hired or rehired on or after January 1, 2010, and current nonunion participants with less than five years of vesting service as of December 31, 2009. Contributions and vesting are described below.

(b)	Contributions

The Plan allows participants to contribute a percentage of their Compensation. Participants may elect to contribute up to 75% of their total eligible compensation (20% for participants whose base salary is equal to or greater than the Internal Revenue Service (IRS) Highly Compensated Employee earnings limit) on a pre-tax or an after-tax basis. Participants may elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to pre-tax contributions. Pre-tax contributions were subject to the limitation of $16,500 for 2010 and 2009, under the Code. In addition, active employees who attain age 50 or older during the year are eligible to make catch-up contributions to the prescribed limit. The amount of the catch-up contribution was $5,500 for 2010 and 2009.

The Company makes matching contributions (Company Safe Harbor Matching Contributions) for all active participants, except for certain bargaining unit employees. The Company matches 100% of each participant’s contribution, up to the first 5% of eligible compensation. Additionally, the Company makes nonelective contributions of 4% for all eligible participants as described above. The nonelective contribution percentage is determined annually by the Company.

At December 31, 2010, a total of 4,763 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Participants have the option of investing their contributions and the Company’s matching contributions among one or all of the available investment options. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon.

Prior to December 31, 2009, vesting in the Company’s matching contributions and related earnings was determined according to the following graduated schedule based on years of service. Additionally, an individual who was a participant and an employee became fully vested in his or her Company matching contributions and related earnings upon attainment of age 55, death, or termination of employment by reason of total or permanent disability.

Years of Service	Percent Vested
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 or more	100%

Effective December 31, 2009, an individual who is both a participant and an employee of the Company is 100% vested in the balance of his or her Company Safe Harbor Matching Contributions and related earnings. Additionally, eligible participants become vested in any balance of his or her Company nonelective contributions upon three years of service.

(f)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2010 and 2009, forfeitures of $426,000 and $786,000, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2010 and 2009, were $38,000 and $382,000, respectively.

(g)	Administrative Expenses

Certain Plan administrative expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other Plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make in-service and hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over a time period not to exceed 60 months with interest at a reasonable rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at any one time.

(i)	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA, but has not expressed any intent to do so. In the event of Plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts

A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings or losses and certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(k)	Transfers to the Plan

In conjunction with the Company’s business acquisition activities, Plan assets have been transferred into the Plan. Mergers of acquired-company plans are included in Transfers to the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Recently Adopted Accounting Standards

Effective December 15, 2010, the Plan adopted the update to an existing standard issued by the Financial Accounting Standards Board (FASB) which clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. The update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Accordingly, the 2009 participant loans have been reclassified on the Statement of Net Assets Available for Benefits to conform to the 2010 presentation.

Effective January 1, 2010, the Plan adopted an update issued by the FASB regarding improving disclosures about the fair value measurements. The update requires disclosures of significant transfers in and out of Levels 1 and 2. In addition, it clarifies existing disclosure requirements regarding inputs and valuation techniques as well as the appropriate level of disaggregation for fair value measurement disclosures. The Plan will adopt the provisions of this update which require separate presentation of purchases, sales, issuances and settlements within the Level 3 reconciliation effective January 1, 2011.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 5 for discussion of fair value measures.

Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the related gains and the unrealized appreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(d)	Fully Benefit-Responsive Benefit Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the difference between the fair value of the investment contracts and their contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, which represents the principal balances of the contracts, plus accrued interest at the stated rate, net of payments received and contract charges by the insurance company.

The Plan holds investments in a fully benefit-responsive benefit contract, Fidelity Managed Income Portfolio II Class 2 Fund (“Fidelity MIP II Fund”). The contract value of the Fidelity MIP II Fund was $70,879,000 and $56,056,000 as of December 31, 2010 and 2009, respectively.

(e)	Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009.

(f)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(h)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Party-in-Interest Transactions

The Trustee provides certain accounting and administrative services to the Plan for which approximately $251,000 and $236,000 of expenses were charged for the years ended December 31, 2010 and 2009, respectively. Certain Plan investments, amounting to $223,749,000 and $174,581,000 at December 31, 2010 and 2009, respectively, are units of funds managed by the Trustee.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

A significant portion of the Plan’s assets are invested in common stock of the Company. At December 31, 2010 and 2009, the Plan held 2,272,015 and 2,835,409 shares of common stock of the Company, respectively, with fair value of $202,005,000 and $164,000,000, respectively, and a cost basis of $70,047,000 and $84,716,000, respectively.

(4)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits, are separately identified below:

	December 31,
(In thousands)	2010	2009
FMCTI Stock Fund	$202,005	$164,000
Fidelity MIP II CL 2 Fund	71,586	55,361
Fidelity Retirement Government Money Market Portfolio	38,787	29,997

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
(In thousands)	2010	2009
Common stock	$81,025	$108,159
Registered investment companies	16,953	25,478
Common / collective trusts	1,339	1,857

	$99,317	$135,494

(5)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the security is traded.

•	Interest bearing cash: Valued at cost, which approximates fair value.

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year-end.

•

Stable value fund: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end.

•

Common / collective trust: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Assets measured at fair value were as follows:

	December 31, 2010				December 31, 2009
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Common stock	$202,005	$202,005	$—	$—	$164,000	$164,000	$—	$—
Interest bearing cash	4,963	—	4,963	—	7,376	—	7,376	—
Registered investment companies:
U.S. equity—large cap funds	42,562	42,562	—	—	44,969	44,969	—	—
U.S. equity—mid cap funds	27,091	27,091	—	—	7,793	7,793	—	—
U.S. equity—small cap funds	10,579	10,579	—	—	6,199	6,199	—	—
International equity funds	30,775	30,775	—	—	28,964	28,964	—	—
Target date retirement funds	27,492	27,492	—	—	16,546	16,546	—	—
Fixed income funds	32,885	32,885	—	—	24,630	24,630	—	—
Stable value funds	110,373	—	110,373	—	85,358	—	85,358	—
Common / collective trust fund	10,581	—	10,581	—	8,502	—	8,502	—

Total assets at fair value	$499,306	$373,389	$125,917	$—	$394,337	$293,101	$101,236	$—

(6)	Income Taxes

The Plan obtained its latest determination letter on November 6, 2009, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination; however, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2010.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	December 31,
(In thousands)	2010	2009
Net assets available for benefits per the financial statements, contract value	$511,137	$405,510
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	707	(696)

Net assets available for benefits per the Form 5500, fair value	$511,844	$404,814

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
(In thousands)	2010	2009
Increase in net assets available for benefits per financial statements	$105,627	$143,615
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts
Prior year adjustment	696	1,892
Current year adjustment	707	(696)

Increase in net assets available for benefits per the Form 5500	$107,030	$144,811

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**		(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock, 2,272,015 shares	$	N/A	$202,005

*	FMCTI Institutional Cash Portfolio	Interest-Bearing Cash		N/A	4,963

	Franklin Mutual Quest CL Z Fund	International Equity Fund		N/A	12,236

	Sequoia Fund	Large Cap Value Fund		N/A	16,833

*	Fidelity Puritan K Fund	Balanced Fund		N/A	6,067

	Eaton Vance Large-Cap Value Fund CLI	Large Cap Value Fund		N/A	961

*	Fidelity Blue Chip Growth K Fund	Large Cap Growth Fund		N/A	18,701

*	Fidelity Low-Priced Stock K Fund	Mid Cap Value Fund		N/A	14,635

*	Fidelity Diversified International K Fund	International Equity Fund		N/A	18,539

	PIMCO Total Return Fund – Administrative Class	Bond Mutual Fund		N/A	20,487

	MSIFT Mid Cap Growth Portfolio – Administrative Class	Mid Cap Growth Fund		N/A	12,456

	Royce Low-Priced Stock Fund	Small Cap Value Fund		N/A	10,579

*	Fidelity Capital & Income Fund	High Yield Bond Fund		N/A	12,398

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year), Continued

December 31, 2010

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**	(e) Current value
*	Fidelity Freedom K Funds:

	Freedom K Income Fund Freedom K 2000 Fund Freedom K 2010 Fund Freedom K 2020 Fund Freedom K 2030 Fund Freedom K 2040 Fund Freedom K 2050 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date.	N/A N/A N/A N/A N/A N/A N/A	1,867 673 3,760 8,317 6,860 5,595 420

*	Fidelity MIP II CL 2 Fund	Stable Value Fund - Portfolio includes investment contracts offered by major insurance companies and other approved institutions	N/A	71,586

*	Fidelity Retirement Government Money Market Portfolio	Stable Value Fund	N/A	38,787

*	Fidelity U.S. Equity Index Pool Fund	Common / Collective Index Fund	N/A	10,581

				499,306

Notes receivable from Participants		Varying rates of interest 3.84% – 8.02%		12,548

				$511,854

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ William H. Schumann, III
William H. Schumann, III
Executive Vice President and Chief Financial Officer

Date: June 10, 2011

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP)